Exhibit 99.1

Earthstone Energy, Inc. Announces Entry into the Midland Basin through an All-Stock Acquisition of Lynden Energy Corp.

The Woodlands, Texas, and Vancouver, British Columbia, Canada, December 17, 2015 – Earthstone Energy, Inc. (NYSE MKT: ESTE) (“Earthstone”) and Lynden Energy Corp. (TSX Venture: LVL.V; OTC Pink: LVLEF) (“Lynden”) today announced a definitive agreement (the “Agreement”) whereby Earthstone will acquire Lynden in an all-stock transaction (the “Transaction”). At closing, Earthstone will issue approximately 3.7 million shares of its common stock to Lynden stockholders, which will represent approximately 21% of Earthstone’s outstanding common stock following the closing.

The Transaction will create a growth-oriented company with a strong balance sheet and an asset portfolio focused on the Eagle Ford, Permian Basin, and Bakken, producing approximately 6,100 barrels of oil equivalent per day (“Boepd”).  Earthstone’s existing senior management team will lead the combined company.

As previously disclosed, Lynden’s primary assets include:

•	14,765 gross / 5,883 net acres located in the core Midland Basin counties of Glasscock, Midland, Martin, and Howard, Texas.
-	Working interests in 107 gross / 43.8 net vertical producing Wolfberry wells
-	Working interests in 2 gross / 0.9 net recently drilled horizontal Wolfcamp wells in Glasscock County
-	Working interests in 2 gross / 0.4 net horizontal wells in Martin County (1 gross Lower Spraberry well and 1 gross Wolfcamp well)
•	Over 150 proved gross vertical Wolfberry locations on 20 to 40 acre spacing, with potential for 50 gross horizontal Wolfcamp A and B wells.
•	Additional upside in the expanding horizontal Spraberry trend, multiple benches of the Wolfcamp, and the Cline.
•	Further upside in 104,000 gross / 52,000 net acres in a single contiguous lease on the eastern shelf of the Permian Basin located in Coke, Mitchell, and Sterling Counties, Texas.
•	Daily production of approximately 1,450 Boepd (53% oil, 77% liquids).
•

As of June 30, 2015, SEC proved reserves totaled approximately 13.4 million barrels of oil equivalent (34% proved developed, 50% oil, 76% liquids), as prepared by Lynden’s independent reserve engineers, Cawley, Gillespie & Associates, Inc.  The proved reserves exclude any associated reserves related to future horizontal development.

CrownQuest Operating LLC (“CrownQuest”) serves as operator of most of Lynden’s assets and has a well-deserved reputation as one of the premier operators in the Midland Basin.  Lynden’s first two CrownQuest-operated horizontal Wolfcamp wells in Glasscock County, the Mallard 23 #1H and McDaniel 2413 #1H, were drilled during June and July 2015.  The Mallard 23 #1H well has a lateral length of approximately 6,900 feet and was completed with 35 frac stages. Gross production at the wellhead averaged 505 Boepd (91% oil) in the first 60 days of production. The McDaniel 2413 #1H well has a lateral length of approximately 9,500 feet and was completed with 48 frac stages. Gross production at the wellhead averaged 600 Boepd (91% oil) in the first 60 days of production.

As previously disclosed, Earthstone’s most significant assets are located in the Eagle Ford trend of south Texas, and include:

•	39,875 gross / 19,575 net operated acres located in Karnes, Gonzales, and Fayette Counties, Texas that are being developed in the Eagle Ford and Austin Chalk formations.
-	Working interests in 64 gross / 29.2 net Eagle Ford wells
-	Working interests in 11 gross / 5.1 net Austin Chalk Wells
-	The acreage is further prospective for the Upper Eagle Ford, Buda, and other formations
•	Over 260 gross identified Eagle Ford drilling locations and 8 gross Austin Chalk drilling locations.
•	Daily production of 4,646 Boepd (58% oil, 71% liquids) for the three month period ended September 30, 2015.
•	As of June 30, 2015, SEC proved reserves, as prepared by management, totaled approximately 18.8 million barrels of oil equivalent (47% proved developed, 72% oil, 81% liquids).

Earthstone also has approximately 5,700 net core acres predominantly in McKenzie and Dunn Counties of North Dakota that are being developed in the Bakken and Three Forks formations.

•	An average 4% working interest in approximately 140 gross producing wells.
-	30 gross wells currently being drilled or completed
-	200 gross drilling locations

Frank A. Lodzinski, President and Chief Executive Officer of Earthstone, commented, “Our acquisition of Lynden Energy is a pivotal event for our Company.  We will diversify our asset base and move into attractive acreage with significant horizontal potential in the Midland Basin. We will also broaden our shareholder base through this all-stock deal.  Many in the financial community will recall that in our prior public company, GeoResources, Inc. (NASDAQ: “GEOI”), we initially entered the Bakken shale play in the Williston Basin on a non-operated basis with another excellent operator and quickly established an operating presence thereafter. We intend to expand our presence in west Texas and pursue operated properties and acreage as our management team has done in each of our four prior public companies. While the transaction puts the Company in a new basin, rest assured that our management team has significant experience across the entire Permian Basin. For this transaction, we look forward to working with CrownQuest to maximize our respective interests. The acquisition of Lynden is consistent with our corporate strategy of gaining exposure to premium plays with low cost structures and compelling economics.  Lynden’s assets are highly complementary to our existing assets in the Eagle Ford and Bakken.”

Colin Watt, President and Chief Executive Officer of Lynden, commented, “The business combination allows Lynden’s stockholders to combine with and realize the benefits of a much larger company driven by an experienced management team that has a successful track record in several prior public companies.  On a combined basis, we will produce approximately 6,100 Boepd and have a management team with a plan and the capability to further expand in the current market environment. The combination should collectively enhance our access to capital and expand our shareholder base. Our assets provide Earthstone an opportunity to enter the prolific Permian Basin while giving the combined company greater scale, efficiencies, and market visibility.”

Transaction Details

Under the Agreement, Earthstone will issue a total of approximately 3.7 million shares of common stock to Lynden stockholders.  Each Lynden stockholder will receive 0.02842 of a share of Earthstone stock in exchange for each share of Lynden common stock held, representing consideration to each Lynden stockholder of US$0.52 per share based on the closing price of Earthstone common stock on December 16, 2015. Following the Transaction, stockholders of Earthstone and Lynden are expected to own approximately 79% and 21%, respectively, of the combined company on a fully diluted basis.

Earthstone intends to refinance under its secured revolving credit facility all indebtedness of Lynden, consisting solely of US$37.2 million of borrowings under its revolving credit facility.  As of September 30, 2015, the combined company would have had US$49.3 million in cash on hand and US$48.3 million drawn under a borrowing base of US$117.5 million.  At closing, Earthstone anticipates that a new borrowing base will be established.

Approvals

The Boards of Directors of both companies have unanimously approved the Agreement. The Board of Directors of Lynden will recommend the approval of the Transaction to its stockholders, and determined that the consideration to be received by Lynden stockholders pursuant to the Agreement is fair from a financial point of view and has unanimously resolved to recommend a vote in favor of the Agreement. Completion of the Transaction is subject to the approval of Lynden stockholders, a final order from the court in British Columbia to approve the Agreement and the fairness of the terms and conditions of the Transaction, certain stock exchange approvals, and customary closing conditions. While a joint information statement/circular will be submitted to all Earthstone stockholders, the Transaction has been approved by the requisite majority pursuant to Earthstone’s certificate of incorporation which provides for approval via stockholder action by written consent.

Concurrently with the execution of the Agreement, Oak Valley Resources, LLC (“Oak Valley”), which owns approximately 66.0% of the outstanding shares of Earthstone common stock, executed a written consent in favor of the Transaction. Also, with the execution of the Agreement, the executive officers and directors of Lynden and affiliates of JVL Advisors, LLC, all in their capacities as stockholders of Lynden, each entered into a voting support agreement with Earthstone to vote in favor of the Transaction. Their shares of Lynden common stock constitute approximately 1% and 18%, respectively, of the total outstanding shares of Lynden common stock.

Complete details of the terms of the Transaction are set out in the Agreement, which will be filed by each of the parties and will be available for viewing under each company’s respective profile at www.sec.gov, and in the case of Lynden, under its profile on www.sedar.com.

Conference Call

Earthstone and Lynden will host a joint conference call on Thursday, December 17, 2015 to discuss the proposed Transaction at 3:00p.m. EST.  Investors may participate in the conference call via telephone by dialing (877) 407-8035 for domestic U.S. and Canadian callers or (201) 689-8035 for international callers, in both cases asking for the Earthstone / Lynden call a few minutes prior to the start time.

Advisors

SunTrust Robinson Humphrey, Inc. acted as exclusive financial advisor to Lynden. Vinson & Elkins LLP and Owen Bird Law Corporation acted as U.S. and Canadian counsel to Lynden, respectively.  Jones & Keller, P.C. and Gowling Lafleur Henderson LLP acted as U.S. and Canadian counsel to Earthstone, respectively.

About Earthstone

Earthstone is a growth-oriented independent oil and gas exploration and production company engaged in the development and acquisition of oil and gas reserves through an active and diversified program that includes the acquisition, drilling and development of undeveloped leases, purchases of reserves, and exploration activities, with its current primary assets located in the Eagle Ford trend of south Texas and in the Williston Basin of North Dakota and Montana. Earthstone is traded on NYSE MKT under the symbol “ESTE.” Its corporate headquarters is located in The Woodlands, Texas. Additional information on Earthstone can be found at www.earthstoneenergy.com.

About Lynden

Lynden is in the business of acquiring, exploring and developing petroleum and natural gas rights and properties. It has various working interests in the Midland Basin and Eastern Shelf of the Permian Basin, West Texas.  Further information relating to Lynden is available at www.lyndenenergy.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. The forward-looking statements include statements about the expected benefits of the proposed Transaction to Earthstone and Lynden and their stockholders, the anticipated completion of the proposed Transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations. Forward-looking statements are based on current expectations and assumptions and analyses made by Earthstone, Lynden and their management in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform to expectations is subject to a number of material risks and uncertainties, including but not limited to: the ability to obtain stockholder, court and regulatory approvals of the proposed Transaction; the ability to complete the proposed Transaction on anticipated terms and timetable; Earthstone’s and Lynden’s ability to integrate successfully after the Transaction and achieve anticipated benefits from it; the possibility that various closing conditions for the Transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Earthstone or Lynden; declines in oil, natural gas liquids or natural gas prices; the level of success in exploration, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploration and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-

downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Earthstone’s credit agreement; Earthstone’s ability to generate sufficient cash flows from operations to meet the internally funded portion of its capital expenditures budget; Earthstone’s ability to obtain external capital to finance exploration and development operations and acquisitions; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; uninsured or underinsured losses resulting from oil and natural gas operations; Earthstone’s ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; and risks arising out of hedging transactions. Earthstone’s annual report on Form 10-K for the year ended December 31, 2014, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings discuss some of the important risk factors identified that may affect Earthstone’s business, results of operations, and financial condition. Lynden’s annual report on Form 10-K for the year ended June 30, 2015, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect Lynden’s business, results of operations, and financial condition. Earthstone and Lynden undertake no obligation to revise or update publicly any forward-looking statements except as required by law.

Additional Information About the Proposed Transaction

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. The proposed Transaction anticipates that the sale of Earthstone shares will be exempt from registration under the Securities Act, pursuant to Section 3(a)(10) of the Securities Act. Consequently, the Earthstone shares will not be registered under the Securities Act or any state securities laws.

In connection with the Transaction, Earthstone and Lynden intend to file with the SEC a joint information statement/circular and other relevant documents to be mailed by Lynden and Earthstone to their respective security holders in connection with the proposed Transaction. The joint information statement/circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Earthstone, LYNDEN and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com, or from Lynden’s website at www.lyndenenergy.com. Investors and security holders may also read and copy any reports, statements and other information filed by Lynden or Earthstone, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Earthstone can be obtained free of charge from Earthstone’s website at www.earthstoneenergy.com or by contacting Earthstone by mail at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX, 77380, or by telephone at (281) 298-4246.  The documents filed with the SEC by Lynden can be obtained free of charge from Lynden’s website at www.lyndenenergy.com or by contacting Lynden by mail at Suite 1200, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 or by telephone at (604) 629-2991.

Participants in the Solicitation

Earthstone, Lynden and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Earthstone’s directors and executive officers is available in its proxy statement filed with the SEC by Earthstone on September 21, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Lynden’s directors and executive officers is available in its management proxy circular filed by Lynden with the SEC on October 21, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

This release shall not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Units of Equivalency

This release uses oil equivalents (Boe) to express quantities of oil, natural gas and natural liquids in a common unit.  A conversion ratio of 6,000 cubic feet of natural gas to 1 barrel of oil is used.  Boe may be misleading, particularly if used in isolation.  The conversion ratio is based on an energy equivalency conversion method and does not represent a value equivalency at the wellhead.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Neil K. Cohen

Vice President, Finance, and Treasurer

Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, TX 77380

(281) 298-4246

Colin Watt

President and CEO

Lynden Energy Corp.

888 Dunsmuir Street, Suite 1200

Vancouver, BC Canada V6C 3K4

(604) 629-2991